

November 10, 2010

via U.S. mail and facsimile to (330) 220-6006

Mr. Robert L. Matejka, Senior Vice President and Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, Ohio

      RE: RPM International Inc.
              Definitive Proxy Statement on Schedule 14A
              Filed August 27, 2010
              File No. 1-14187

Dear Mr. Matejka:

        We have reviewed your filing and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement Filed August 27, 2010

Compensation Discussion and Analysis, page 22
Role and Executives in Determining Compensation, page 24

1. With a view towards future disclosure, please tell us about the role of your Chief Executive Officer in determining his own compensation. In doing so, please address whether he attends meetings with the Compensation Committee when his compensation is determined and whether he makes recommendations with respect to his own compensation.

Annual Cash Incentive Compensation, page 25

2. We note disclosure that Mr. Knoop was awarded an additional 20% of his base salary as a result of achieving a non-financially measured management objective. With a view towards future disclosure, please provide us with a materially complete description of the objective and what, in the committee's view, Mr. Knoop did to achieve this objective.

Equity Compensation, page 26

3. With a view towards future disclosure, please tell us how the Compensation Committee determined the amounts of equity award given to each of your named executive officers.

Compensation-Related Risk Assessment, page 31

4. We note your disclosure in response to Item 402(s) of Regulation S-K that you have determined that it is not reasonably likely that your compensation programs would have a material adverse effect on your company. Please describe for us the process you undertook to reach the conclusion that disclosure is not necessary.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood at (202) 551-3345 or, in her absence, Dieter King, at (202) 551-3338, if you have questions regarding these comments.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant